Terms for Private Placement of Series Seed Preferred Stock
Of
OsNovum

October 5, 2020

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of OsNovum, a Wyoming corporation. Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue: Shares of Series Seed Preferred Stock of the Company.

Aggregate Proceeds: $1,069,975 in aggregate.

Purchasers: Investor(s) approved by the Company.

Price Per Share: Price per share of $50, based on a pre-money valuation of $24,000,000, for the remaining 17,399 Shares sold in the Offering

Liquidation Preference: The greater of (1) one times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Stock, the balance of proceeds paid to Common Stockholders, or (2) the amount per share that would have been payable to the Purchaser if they had converted all their shares of Preferred Stock into Common Stock prior to liquidation. A merger, reorganization, or similar transaction will be treated as a liquidation.

Conversion: Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Voting Rights: Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.

Documentation: Documents will be similar to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.

Financial Information: Purchasers who have purchased 10% of all outstanding Series Seed Preferred stock ("***Major Purchasers***") will receive standard information and inspection rights of accounting records and management rights letter subject to notice requirements.

Board of Directors: 3 directors will be elected by holders of a majority of common stock.

Future Rights: The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms), at the sole discretion of the Board of Directors.

Binding Terms: For a period of 90 days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.